October 22, 2012

VIA EDGAR AND HAND DELIVERY

Ms. Pamela Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Coty Inc.
Registration Statement on Form S-1
Filed June 29, 2012
File No. 333-182420

Dear Ms. Long:

On behalf of Coty Inc. (the “Company”), this letter responds to your letter, dated July 26, 2012 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed on June 29, 2012. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission. We will also provide you with marked copies of Amendment No. 1 to expedite your review.

General

1.	We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. Please also ensure that you include all exhibits and other non-430A information in your filing as soon as possible.

Answer: The Company will include a price range, related information, remaining exhibits and other non-430A information in a subsequent pre-effective amendment to the Registration Statement. The Company intends to provide this remaining information to the Staff sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such information and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such information.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

2.	Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Answer: Prior to the effectiveness of the registration statement, the Company or the underwriters in respect of the offering contemplated by the Registration Statement will arrange to have FINRA confirm to the Staff that it has cleared the underwriting arrangements for the offering.

Industry, Ranking and Market Data, page ii

3.	Please provide us with copies of the reports citing the market data you provide throughout the prospectus, particularly in the “Our Market Opportunity” sections on pages 1 and 83 (i.e., the Euromonitor report), marked with page references supporting your disclosures in the filing. Please disclose whether the market, industry, and other data you discuss in the registration statement represent the most recently available data and therefore, remain reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933 as amended.

Answer: In response to the Staff’s comment, as well as the Staff’s comment No. 4, the Company is supplementally submitting under separate cover copies of the Euromonitor reports and other data (collectively, the “Industry Reports”) that contain market data cited in the Registration Statement or otherwise support statements in the Registration Statement. As requested, the Industry Reports have been clearly marked to identify the specific information cited in the Registration Statement and cross-referenced to the relevant pages of the Registration Statement on which such information appears, as applicable.

The Company supplementally advises the Staff that the Industry Reports cited in the Registration Statement are widely available to the public, either for free or for a subscription fee, which the Company has paid, if applicable. These sources were not specifically prepared or certified for use in connection with the Registration Statement, nor have any of these sources prepared or certified any portion of the Registration Statement. Accordingly, the Company respectfully submits that it is not required to file a consent with respect to these sources under Rule 436 of Regulation C or Section 7 of the Securities Act.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Pursuant to Rule 418(b) of the Securities Act, the Industry Reports are being provided to the Staff on a supplemental basis only and are not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the Industry Reports to the Company pursuant to Rule 418(b) upon completion of its review.

In response to the Staff’s comment, the Company is also supplementally submitting under separate cover confidential data (collectively, the “Confidential Data”) that contains market data cited in the Registration Statement or otherwise supports various statements in the Registration Statement. (See Confidential Data at Exhibit F.) The Company requests confidential treatment of the Confidential Data pursuant to the provisions of 17 C.F.R. § 200.83. Pursuant to Rule 418(b) of the Securities Act, the Confidential Data is being provided to the Staff on a supplemental basis only and is not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the Confidential Data to the Company pursuant to Rule 418(b) upon completion of its review.

In addition, the Company has revised the disclosure on page ii in response to the Staff’s comment.

Prospectus Summary, page 1

4.	Throughout the prospectus, you refer to yourself as “the new emerging leader in beauty.” You also reference your market leading positions and global positions with respect to certain segments and brands. Please revise these references to disclose the measure by which you have determined that you are a leader and by which you hold different market and global positions (e.g., market share, revenues, volume of products sold, etc.). We note you provide some of these disclosures on pages 88 through 91, but you highlight these rankings and positions several times in the prospectus prior to pages 88 through 91 without context as to how they are measured. Please provide these measures either the first time or each time you highlight a particular ranking or position so that investors can understand the meaning of the market rankings and positions as they read through the prospectus.

Answer: The Company has revised disclosures on page ii regarding the Company’s market leading and global positions.

The Company respectfully submits that it is the “new emerging leader in beauty” based on its recent growth relative to the beauty industry, its ongoing transformation into a multi-segment beauty company with product offerings across prestige and mass markets, and its position relative to other global beauty companies, which offers possibilities for future expansion. Beyond these quantitative metrics, the Company’s status as the new emerging leader in beauty reflects how it is commonly perceived by competitors, consumers and the wider market.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

In fiscal 2002, the Company was primarily a mass-market company with a particular focus on fragrance products and net revenues of $1.5 billion. Since then, the Company has grown its revenues more than threefold to $4.6 billion in fiscal 2012, increased its revenues from products sold in the prestige market so that these products now represent nearly half its business and grown its presence in color cosmetics and skin & body care. Coty now has a balanced multi-segment product portfolio and markets products across price points in prestige and mass distribution channels. No other competitor within the top 20 beauty companies has experienced similar revenue growth in conjunction with similar product and market diversification (see Industry Reports at 3-17 and Confidential Data at Exhibit A). While most beauty companies have remained relatively constant in their sales rankings, the Company’s has risen significantly, from #18 in 2002 to #11 in 2011(see Industry Reports at 5 and 12). The Company’s rank among competitors within certain segments and markets of the beauty industry has also risen in recent years (see Confidential Data at Exhibit B), particularly in fragrance and color cosmetics. These growth and expansion trends overlay the Company’s already market-leading positions in both North America and Europe and its global rankings in fragrances and color cosmetics.

As a result of these achievements and other strengths highlighted throughout the Registration Statement, the Company’s profile within the beauty industry has risen significantly in the past decade. The Company is now typically and popularly referenced along with other companies who have been historically considered leaders within the beauty industry. Within industry circles, the Company is frequently cited or solicited for views on emerging trends and innovation, and potential partners now often think of the Company first among similarly situated competitors in connection with the development, production and marketing of beauty products.

As a result, the Company respectfully submits that it is appropriate to refer to itself as “the new emerging leader in beauty”.

Our Company, page 1

5.	We note your disclosure of operating income and Adjusted Operating Income. Please also disclose net income during the applicable period.

Answer: The Company has revised disclosures on pages 1 and 81 in response to the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Summary Consolidated Financial Data, page 9

Reconciliation of Operating Income to Adjusted Operating Income, page 11

6.	In regard to note (c), please separately quantify charges related to transactions costs, integration costs, and acquisition accounting adjustments. In regard to note (d), please separately quantify charges related to the preparation for public entity reporting, the structural reorganization in Geneva, accelerated depreciation resulting from a change in useful life, and the buyback of certain distribution rights.

Answer: The Company has revised the disclosure on page 14 in response to the Staff’s comment.

Reconciliation of Net Income Attributable to Coty Inc. to . . . , page 13

7.	In regard to note (b), please help us more fully understand how you determined the change in tax provision due to the share based compensation expense adjustment during the nine months ended March 31, 2012 and how you determined the change in tax provision due to other adjustments during the nine months ended March 31, 2012 and 2011.

Answer: The Company respectfully informs the Staff that as a result of the inclusion of financial data as of and for the year ended June 30, 2012 in Amendment No. 1, the Staff’s question regarding the Company’s interim share based compensation adjustment no longer applies.  The explanatory footnote relating to such adjustment reflected in the Registration Statement has been removed since the amount reflects the Company’s calculation of its annual effective tax rate in accordance with ASC 740 such that no further explanation is required.

The Company respectfully informs the Staff that, however, in future amendments to the Registration Statement that contain interim financial information, the Company intends to include footnote disclosure similar to the following in response to the Staff’s comment, if applicable:

“Reflects an adjustment to the Company’s tax provision equal to the net interim tax expense attributable to share based compensation in the [•] months ended [•] and [•].  In accordance with ASC 740 (“Accounting for Income Taxes”), the Company records its provision for income taxes using its annual effective tax rate (“AETR”), which is calculated utilizing the latest available information at each interim period.  The tax adjustments reflected in this table apply a normalized AETR that has been recalculated to take into account the adjustments to operating income and determine what our rate would have been had these items not occurred.  The actual tax rate applicable to each individual adjustment to operating income is different than the normalized AETR presented herein.”

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

8.	In regard to note (e), please more fully explain how you determined these amounts, the nature of the structural changes you have implemented, and why such changes will reduce tax expense associated with foreign-based income.

Answer: The Company has revised disclosures on pages 16 and 62 in response to the Staff’s comment.

9.	In regard to note (f), please more fully explain how you determined these amounts and why this transaction impacted your tax provision during each of the three years ended June 30, 2011.

Answer: The Company has revised disclosures on pages 16–17 and 62–63 in response to the Staff’s comment.

Management’s Discussion and Analysis . . . , page 39

10.	We note various instances in which you discuss the fact that your results were largely driven by new product launches. Please more fully discuss and quantify the impact of existing/continuing products on your results, including whether declines in existing/continuing products offset growth from new products. To the extent applicable, please also separately discuss and quantify the impact of changes in sales pricing versus volume.

Answer: In response to the Staff’s comment, the Company has revised disclosures on pages 47–49 to discuss and quantify the effect of new product launches on net revenues and to quantify the impact of changes in volume for the Fragrances, Color Cosmetics and Skin & Body Care segments. While the data to measure the effect is collected during the course of each year, the Company respectfully informs the Staff that the effect of new product launches is only reviewed on an annual basis. As a result, future filings of the Registration Statement containing interim financial statements will not include such discussions.

Operating Income, pages 47 and 59

11.	Please disclose and discuss changes in operating margins on a segment basis during each period presented.

Answer: The Company has revised disclosures on pages 54–55 in response to the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Financial Condition, page 66

Liquidity and Capital Resources, page 66

12.	We note you are subject to financial covenants. Please disclose and discuss your actual ratios/amounts relative to covenant requirements as of each reporting date.

Answer: The Company has revised the disclosure on page 64–65 in response to the Staff’s comment.

Long-Term Debt, page 67

13.	We note your disclosure in the second paragraph that you obtained an amendment to the NPA that allowed you to exclude certain transaction and integration costs associated with specified acquisitions from certain covenant calculations. Please revise your disclosure to describe the nature of the costs you were allowed to exclude from the covenant calculations. Additionally, please disclose the acquisitions to which these costs relate.

Answer: The Company has revised the disclosure on page 64–65 in response to the Staff’s comment.

14.	In the third paragraph, you state that you were in compliance with all Credit Agreement and NPA financial covenants, “as amended,” as of March 31, 2012 and June 30, 2011. Given your disclosure in the second paragraph that the amendment to the NPA only applies through the period ended December 31, 2011, please revise your statement regarding compliance to clarify whether you were subject to the original financial covenants after December 31, 2011 and if so, whether you were in compliance with the original financial covenants as of March 31, 2012 rather than the financial covenants, “as amended.” If you were still subject to the amended financial covenants, please revise your disclosure to make this clear as well as to (i) disclose when the accommodation of the amended covenants will expire, (ii) whether you think you will be in compliance with the covenants that exist after expiration of the amended covenants, and (iii) when you expect to finish incurring transaction and integration related costs from the “specified” acquisitions. In this regard, please clarify whether you expect to continue to incur these costs after the expiration of the amended financial covenants.

Answer: The Company has revised the disclosure on page 64–65 in response to the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

15.	Given the importance of acquisitions to your business and growth strategies, the transaction and integration costs associated with acquisitions, and your recent need to obtain an amendment to the financial covenants associated with your financing arrangements, please discuss your ability to continue pursuing acquisitions in the event your lenders are not inclined to amend your financial covenants in the future.

Answer: The Company believes that its current financial covenants would not prevent it from pursuing acquisition opportunities, and its consolidated leverage ratio and consolidated interest coverage ratio covenants as of June 30, 2012 generally provide flexibility in the operation of its business. Based on its current business plan, the Company does not anticipate the need to seek amendments or waivers with respect to such covenants.

As a general matter, however, the Company’s acquisition evaluation process includes analysis of financing strategy and related impact on, and compliance with, the Company’s financial covenants. Targets that fit with the Company’s strategy and add stockholder value will continue to be evaluated. The Company believes that appropriate disclosure is provided in risk factors elsewhere in Amendment No. 1, including under “Our debt facilities require us to comply with specified financial covenants that may restrict our current and future operations and limit our flexibility and ability to respond to changes or take certain actions”, which discusses that such acquisition opportunities, the nature of which cannot be foreseen or determined at present, could prompt the Company to consider amendments or waivers to its existing debt agreements. It is possible that such amendments or waivers may not be obtained, which could in theory delay or prevent consummation of the Company’s plans. The likelihood of such an outcome would be among the factors considered by the Company in evaluating an acquisition target.

Foreign Exchange Risk Management, page 72

16.	If material please provide either the tabular presentation, sensitivity analysis, or value at risk disclosures contemplated by Item 305 of Regulation S-K for your foreign exchange risk. In this regard, we note your statement that you experience fluctuations in net income as a result of transaction gains or losses related to your foreign exchange risk.

Answer: The Company respectfully submits that it believes foreign exchange risks contemplated by Item 305 of Regulation S-K are immaterial, and that, as a result, neither separate quantitative nor qualitative disclosures in the formats called for by that Item are required. The Company has revised disclosures on page 68 to indicate the Company’s view of such risks.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Critical Accounting Policies, page 73

Goodwill, Other Intangible Assets and Long-Lived Assets, page 74

17.	Please include a more specific and comprehensive discussion of the underlying reasons for the impairment charges you recorded on the TJoy and Philosophy trademarks. Please disclose the remaining carrying values of each of these trademarks, as well as the carrying values for any other material trademarks, as of the most recent balance sheet date. In addition, please help us better understand, and clarify in your filing, how and why you determined these trademarks continue to have indefinite lives.

Answer: The Company has revised the disclosures on pages 72–73 in response to the Staff’s comment.

With respect to the philosophy trademark, the Company respectfully informs the Staff that the Company intends to continue to focus on product innovation and expansion into new geographies. As a result, the Company expects that the philosophy brand will continue to provide value for an indefinite period of time.

With respect to the TJoy trademark, the Company expected that the brand would be utilized indefinitely and classified the intangible asset as indefinite-lived when the Company acquired the TJoy brand. However, after utilizing the brand for a year and a half and incurring impairment charges after the Company’s annual impairment test, the Company reviewed the TJoy brand’s useful life. Based on this analysis, the Company expects the pattern of use to be consistent with customer relationships acquired with the acquisition of TJoy. As a result, the Company reclassified the TJoy brand from an indefinite-lived intangible asset to a finite-lived intangible asset, and started amortizing the brand as of April 1, 2012.
18.	We note you changed the date you will test goodwill and other indefinite-lived intangible assets for impairment on an annual basis. As a change in the annual testing date is not contemplated by ASC 350-20-35, it appears to us this is a change in accounting principle in accordance with ASC 250-10-45-1–45-16. In your updated financial statements, please provide the disclosures required by ASC 250-10-50-1.

Answer: The Company respectfully informs the Staff that the Company has provided disclosures required by ASC 250-10-50-1 in Amendment No. 1, on page F-10 of the audited annual financial statements for the year ended June 30, 2012.

Common Stock Valuations, page 79

19.	Please note we may have further comments after your IPO price is disclosed.

Answer: The Company acknowledges the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Income Taxes, page 81

20.	We note your statement that it is your intention to permanently reinvest undistributed earnings and income from your foreign operations. Please more fully explain why you repatriated earnings and profits in recent years, including when you decided to repatriate these amounts and what circumstance made each repatriation necessary.

Answer: The Company has revised the disclosure on page 80 in response to the Staff’s comment.

Business, page 83

21.	We note disclosure regarding business structure realignment programs on pages 51 and 63 in MD&A, although it is not clear from those discussions exactly what these programs entail. Please tell us what consideration you have given to discussing these programs in the context of the development of your business. Please see Item 101(a)(1) of Regulation S-K.

Answer: The Company has revised the disclosure on pages 58–59 in response to the Staff’s comment to clarify what these programs entail. The Company respectfully informs the Staff that it does not consider such business structure realignment programs to constitute a material change in the mode of conducting the business, as contemplated by Item 101(a)(1) of Regulation S-K.

22.	Please disclose financial information by segment for the last three fiscal years, or include a cross reference to the information in the financial statements, as required by Item 101(b) of Regulation S-K.

Answer: The Company has revised disclosures on pages 88–90 in response to the Staff’s comment.

23.	Please disclose financial information about geographic areas for the last three fiscal years, or include a cross reference to the information in the financial statements, as required by Item 101(d) of Regulation S-K.

Answer: The Company has revised the disclosure on page 81 in response to the Staff’s comment.

24.	Please state for each of the last three fiscal years the amount or percentage of total revenue contributed by each of your three classes of products. Please see Item 101(c)(1)(i) of Regulation S-K.

Answer: Please see the Company’s response to comment No. 44 below. For the reasons explained in that response, the Company believes that the requested disclosure by class of products is not appropriate.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

25.	Please elaborate on your practices relating to working capital items, as required by Item 101(c)(1)(vi) of Regulation S-K. In this regard, we note that you are focused on “effective working capital management” (page 87) and that your working capital requirements “experience variability” during the three to six months preceding the holiday period (page 97).

Answer: The Company has revised the disclosure on page 95 in response to the Staff’s comment.

Our History, page 84

26.	Please provide additional details on the material terms of your significant acquisitions in 2011, including the form and amount of consideration, and any other material terms of those transactions. Please also tell us what consideration you have given to including acquisition agreements for, in particular, OPI and philosophy as exhibits to the registration statement.

Answer: The Company has revised the disclosure on page 46 in response to the Staff’s comment.

The Company considered Item 601(b)(2) of Regulation S-K when determining whether to include acquisition agreements as exhibits to the Registration Statement. The Company determined that the agreements governing the 2011 acquisitions do not constitute “material” plans of acquisition under that Item because those transactions have been consummated, the acquired companies’ assets, liabilities and results of operations have been fully consolidated with those of the Company, and all obligations under the agreements have been satisfied (or, in the case of TJoy, sufficiently reserved as disclosed on page F-19.)

Our Competitive Strengths, page 84

Skilled acquirer, page 86

27.	You characterize the OPI brand as “a bridge between nail color, fashion houses, celebrities and entertainment franchises.” Please clarify the meaning of this statement.

Answer: The Company has revised the disclosure on pages 3, 84 and 87 in response to the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Our Strategy, page 86

28.	You state that you target net revenue growth that outperforms the industry average. Please clarify whether your revenue growth actually outperforms the industry average.

Answer: The Company has revised disclosures on pages 4 and 84 in response to the Staff’s comment and is submitting Confidential Data under separate cover relating to such disclosure revisions (see Confidential Data at Exhibits C, D and E).

Our Brands, page 88

29.	Please clarify whether you license each of your power brands. We note that in several, but not all instances, you refer to having license agreements for those brands.

Answer: The Company has revised disclosures on pages 86–88 and 94 in response to the Staff’s comment.

Intellectual Property, page 95

30.	We note the significance of certain brands and license agreements to your business. Please provide more specific disclosures regarding the terms and expiration dates of each material license agreement.

Answer: The Company has revised disclosures on page 94 in response to the Staff’s comment.

Management, page 99

Director Independence, page 105

31.	We note your statement that you have chosen not to comply with certain director independence requirements. However, you should still identify each director that is independent. We note you disclose that the directors on your two standing committees, with the exception of Mr. Harf, are independent, but the committees do not comprise all of your directors. Refer to Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K.

Answer: The Company respectfully informs the Staff that it intends to revise its disclosure once it has made an independence determination with respect to its directors.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Executive Compensation, page 107

Compensation Discussion and Analysis, page 107

Executive Summary, page 107

Use of Peer Data, page 109

32.	Please clarify how you consider the compensation practices of your peer group. Specifically, please clarify whether you benchmark elements or total compensation to that of the peer group. In this regard, we note (i) on page 108, you disclose that the Remuneration and Nomination Committee “reviews and approves the criteria and sources for benchmarking,” (ii) on page 111, you state that performance target levels are benchmarked against selected peer companies, (iii) on page 112, you state that target awards were reviewed against the practices of your peer group, and (iv) on page 113, you state that target total long term compensation awards are consistent with the target median of comparable executive positions in your peer group. If you engage in benchmarking compensation to that of the peer group, please disclose where you benchmark compensation relative to the peer group as well as how actual compensation compares to the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Answer: The Company has revised disclosures on pages 107, 110 and 113 in response to the Staff’s comment.

Elements of Compensation, page 110

Annual Incentive Compensation Awards, page 110

33.	You state that target APP awards for each NEO in fiscal 2011 ranged from 50% to 120%. If applicable, when providing the compensation discussion and analysis for fiscal 2012, please clarify whether you mean that target APP awards ranged from 50% to 120% of each NEO’s base salary. Additionally, please disclose each NEO’s target APP award.

Answer: The Company has revised the disclosure on page 108 in response to the Staff’s comment.

Coty Inc. Fiscal 2011 Targets, page 111

34.	When providing the compensation discussion and analysis for fiscal 2012, please disclose the performance target levels as well as how actual results compared to the performance target levels. This comment also applies to the individual factor on page 112 and the long-term incentive plan on page 113.

Answer: The Company has revised disclosures on pages 106, 108, 109–110 and 115–117 in response to the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Long-Term Incentive Plan, page 113

35.	You state that the grant amount of IPO Units and the participants in the grant were based on grants made by companies comparable to you prior to such companies’ initial public offerings. Please disclose how your grant of IPO Units compares to the grants made by the other companies.

Answer: The Company has revised the disclosure on pages 110 in response to the Staff’s comment.

Other Benefits and Perquisites, page 114

Perquisites, page 114

36.	We note your statement that all perquisites valued at least $25,000 or at least 10% of the total amount of perquisites and personal benefits is included in the Summary Compensation Table. Please ensure that you disclose perquisites and other personal benefits when the aggregate value exceeds $10,000 in the Summary Compensation Table. Refer to Item 402(c)(ix) of Regulation S-K.

Answer: The Company has revised the disclosure on page 111 in response to the Staff’s comment.

Summary Compensation Table, page 115

37.	In your next amendment, please revise the Summary Compensation Table to include all applicable compensation paid to your NEOs for fiscal years 2011 and 2012. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

Answer: The Company has revised disclosures on pages 113–114 in response to the Staff’s comment.

38.	In note one to the Summary Compensation Table, you reference a bonus paid to Mr. McCall. However, you do not discuss bonuses in the compensation discussion and analysis, and you do not include the bonus column in the Summary Compensation Table. Please advise, or revise your disclosures as appropriate.

Answer: The Company has revised the disclosure on page 113 in response to the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Grants of Plan-Based Awards, page 116

39.	In your next amendment, please include a completed Grants of Plan-Based Awards Table. This comment also applies to the Outstanding Equity Awards at Fiscal Year-End table and the Potential Payments upon Termination or Change in Control Table.

Answer: The Company has revised disclosures on pages 114–115, 117–118 and 121–122 in response to the Staff’s comment.

Director Compensation, page 123

Non-Employee Directors, page 124

40.	Please include notes to the table that clarify the terms of Messrs. Bloom, Faber, and Langman’s service to the Board of Directors for fiscal 2011. In this regard, we note these directors received less than the full amount of annual compensation as provided to the other directors.

Answer: The Company has revised disclosures on page 123 to provide a table updated to reflect fiscal 2012 compensation pursuant to Regulation S-K 402(k)(1). Messrs. Bloom, Faber and Langman received less than the full amount of annual compensation provided other non-employee directors because they joined the Board of Directors only in January 2011. For similar reasons, Messrs. Pohle and Le Goff also received less than the full amount of annual compensation provided to non-employee directors, as reflected in the Company’s revised Compensation Discussion and Analysis.

Principal and Selling Stockholders, page 125

41.	Please clarify the nature of your common stock prior to the offering. In this regard, we note on page 8, you reference the conversion of shares of your common stock owned by your existing stockholders into shares of Class A and Class B common stock as well as the immediate conversion of shares of Class B common stock into shares of Class A common stock. Additionally, on page 125, you state that applicable percentage ownership is based on 381,929,346 shares of common stock without regard to whether the 381,929,346 shares are shares of Class A or Class B common stock. If the shares of your common stock currently outstanding are all currently shares of the same class, please clarify this as well as how and when the conversions are to occur.

Answer: The Company has revised disclosures on pages 9–10 and 124 in response to the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Certain Relationships and Related Party Transactions, page 127

Review, Approval or Ratification of Transactions with Related Persons, page 128

42.	We note that you intend to adopt written policies and procedures for the review of related party transactions. Please disclose how you currently review related party transactions. Refer to Item 404(b)(1) of Regulation S-K.

Answer: The Company has revised disclosures on page 128 in response to the Staff’s comment.

Coty Inc. – Consolidated Financial Statements

Consolidated Statements of Equity, page F-5

43.	Please revise the title of these statements to reflect the fact that they also include changes in redeemable non-controlling interests.

Answer: The Company has revised the title of these statements on pages F-5 and F-6 in response to the Staff’s comment.

Note 3. Segment Reporting, page F-16

44.	Please include revenue information regarding your products. Reference ASC 280-10-50-40.

Answer: The Company respectfully informs the Staff that the Company considered and followed FASB ASC 280-10-50-40 when preparing its financial statements and the Registration Statement.

As contemplated by that guidance, the Company examined its products and concluded that they are properly categorized into three groups consisting of (1) products that are primarily perfumes and other aroma-based products; (2) decorative cosmetics products that alter the user’s appearance, and (3) products that primarily cleanse, moisturize and protect the face and body. These groups align with the Company’s operating and reporting segments, and, as a result, the combined revenues for each group are reported with the Company’s reportable segment information. Based on the guidance in ASC 280-10-50-38, which provides that “information required by paragraphs 280-10-50-40 through 50-42 need be provided only if it is not provided as part of the reportable segment information required by this Subtopic”, the Company believes that no additional information under ASC 280-10-50-40 is required.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

The Company provides additional disclosure in the Registration Statement about specific categories of products or brands within its three operating segments (Fragrance, Color Cosmetics and Skin & Body Care) to enhance investors’ understanding of each segment. The Company does not use these category classifications, however, to review revenue information or to manage product offerings. Further, the Company believes that a presentation of revenue information using these classifications is not necessary to comply with ASC 280-10-50-40, nor would such a revenue presentation provide meaningful information to investors.

As an example of how specific categories of products within operating segments are discussed in the Registration Statement, the Company discusses fashion designer, entertainment personalities, and lifestyle brands of Fragrance products. However, each product in the Fragrance segment shares a similar functionality and purpose, in addition to the same approach to innovation, production, distribution, and marketing, regardless of whether the fragrance is based on a fashion designer, entertainment personality or lifestyle. Similarly, in the segment footnote of the Company’s financial statements, the Company has provided examples of products within the Color Cosmetics segment to enhance investors’ understanding of this segment. These products are part of an integrated marketing and merchandising program with similar positioning to consumers. The Company typically markets its products within retail locations in a single combined display by brand that includes all color products, such as nail, lip, eye, and facial color. In addition, the Company’s agreement with retailers for space is based upon overall sales of the various products in the integrated display and not the individual products. The Company also has provided examples of products within the Skin & Body Care segment in the footnote to its financial statements to enhance investors’ understanding of this segment. These products serve a hygienic and health function for the consumer and share the same approach to innovation, production, distribution, and marketing. The Company typically markets its products within retail locations in a single combined display that includes all products within a brand (e.g., Philosophy Hope, Philosophy Grace, etc.). As with Color Cosmetics, the Company’s agreement with retailers for space is based upon overall sales of the various products in the integrated display and not the individual products.

Based on consideration of the above factors, the Company respectfully submits that the products within its reportable segments have been appropriately grouped and that revenues associated with each group have already been presented as part of the reportable segment information. The Company has amended “Footnote 3 – Segments” to its financial statements included in Amendment No. 1 to clarify that its reportable segments also represent the Company’s product groupings.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

45.	Please clarify how you determined that your operating segments are also your reportable segments. Please tell us what consideration you have given to whether your operating segments exist at a lower level such as your product line level or, in the case of your fragrances, at the individual category level.

Answer: Under ASC 280-10-50-1, an operating segment (a) engages in business activities from which revenues are earned and expenses are incurred, (b) has discrete financial information that is available, and (c) has operating results that are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. Under these criteria, the Company’s product based segments, Fragrance, Color Cosmetics and Skin & Body Care, constitute its operating segments. The Company respectfully submits that these operating segments also constitute its reportable segments pursuant to the aggregation criteria set forth under ASC 280-10-50-11 and the quantitative thresholds set forth under ASC 280-10-50-12.

The Company considered whether operating segments exist below Fragrance, Color Cosmetics and Skin & Body Care and has concluded that they do not for the following reasons. First, while the CODM is regularly provided information that includes financial data by distribution channel and geographic market, the CODM does not review operating results other than with respect to Fragrance, Color Cosmetic or Skin & Body Care. Second, under ASC 280-10-50-9, when the CODM reviews financial information for multiple overlapping sets of components, the components based on “products and services”, such as Fragrance, Color Cosmetic and Skin & Body Care, would constitute the operating segments of the company.

Note 4. Acquisitions, page F-19

46.	Please more fully describe the types of synergies you expect to realize from each acquisition.

Answer: The Company has revised the disclosure on pages F-19 and F-21–22 in response to the Staff’s comment.

47.	In regard to your acquisitions of TJoy, OPI, and Philosophy, please help us more fully understand how you determined the fair values of trademarks (indefinite and finite) and customer relationships for each acquisition.

Answer: The Company respectfully informs the Staff that it determined such fair values using an Income Approach under ASC 820-10-35-32 with the assistance of an independent third-party valuation firm. Specific forms of the Income Approach the Company utilized were a relief from royalty methodology, supplemented by an incremental profit analysis, for the trademarks (indefinite and finite lived), and an excess profits method (“EPM”, also known as excess earnings method, or “EEM”) for the customer relationships. The Company believes that the relief from royalty method and EEM are common approaches utilized for established trademark and customer relationship valuations, respectively, such as those the Company acquired in the acquisitions of TJoy, OPI and Philosophy.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Note 10. Goodwill and Other Intangible Assets, Net, page F-27

48.	Please provide us a list of your trademarks that are not subject to amortization. For each individual material trademark, please provide us a specific and comprehensive discussion regarding why you believe an indefinite life is appropriate.

Answer: The Company respectfully submits to the Staff below a list of the Company’s trademarks that are not subject to amortization (“Indefinite Life Trademarks”). The Company has considered the guidance in ASC 350-30-35-3 to determine that these trademarks have indefinite lives for such purposes, including the following:

•	It is the Company’s intent to continue to support these trademarks indefinitely, and the Company thus sees no foreseeable limit on the period over which the trademarks are expected to contribute to cash flows of the Company.
•	The Company has the legal rights to the trademarks into perpetuity as long as the Company continues to use the trademarks and applications to renew ownership rights are filed on timely basis. Such filings require minimal efforts.
•	The market for these consumer products is competitive but relatively stable.
•	Gross margins, after considering trademark support activities, are strong and relatively stable.

These trademarks are established, well known brands in the marketplace and/or considered market leaders, with a significant level of customer loyalty.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Trademark	Amount (as of June 30, 2012)	Trademark history
OPI	$660.0	Founded in 1981 and is a leading professional nail care brand.
philosophy	$265.3

Established in 1996, the philosophy brand is a well known skincare brand and its sub-brands Hope, Purity, Grace and Miracle Worker are well known skincare lines.

The Company continues to believe that these trademarks have indefinite lives after the impairment that was recorded during fiscal 2012, since the philosophy brand and its sub-brands continue to have a strong position.

Sally Hansen	$182.2	Well-known nail care product brand established in the 1950s.
Other	$62.1	Other trademarks comprise Joop!, Manhattan, Rimmel and Jovan. These brands have also been long established in the marketplace.
Total	$1,169.6

The Company evaluates this assessment of its trademarks annually or when events occur that may indicate that a trademark may no longer have an indefinite useful life.

49.	Please help us better understand how you determined the useful lives of your license agreements and customer relationships and why you are amortizing them on a straight-line basis. Please tell us what consideration was given to using an accelerated method.

Answer: The Company respectfully informs the Staff as follows:

Determination of Useful Life and Amortization of Customer Relationships

As described in response to Question 47 above, the fair value for the Company’s acquired customer relationships was determined utilizing an Income Approach. To derive the period over which acquired customer relationship assets are to be depreciated (“Useful Life”), the Company first determined the period of expected projected cash flows used to measure the fair value of the asset (“Economic Useful Life”) applying ASC 350-30-55-28F. The Economic Useful Life of customer relationships was determined to be the point in time that accumulated discounted cash flows approximated more than 90% of projected cash flows.

The Useful Life was then assessed by determining a straight-line amortization life which best approximated how the expected projected discounted cash flows were to be realized. Consistent with FSP 142-3, “Determination of the Useful Life of Intangible Assets” paragraph 3, the Useful Life used for many acquired customer relationships was assessed to be a shorter life than the Economic Useful Life. The Company believes that, with respect to its acquired customer relationships, this approach best reflects the amortization requirements as set out in ASC 350-30-35-6.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Determination of Useful Life and Amortization of License Agreements

Consistent with ASC 350-30-35-3, the Company determined the Useful Life of acquired licenses by considering the expected period of projected cash flows to be generated by the license assets, their remaining legal life and the probability of renewal without incurring substantial costs. As projected cash flows for acquired and start-up licenses are expected to grow over time, and acquired licenses generally experience initial periods of low or negative cash flows, amortization on a straight line basis over the assessed Useful Life was determined to best reflect the pattern in which the economic benefit of the license asset was realized.

As required by ASC 350-30-35-9, the Useful Life of customer relationships and license assets are re-evaluated each reporting period.

Note 14. Income Taxes, page F-35

50.	We note you have made additions to your UTBs in all years presented but have relatively minor amounts for settlements and lapses in statutes of limitations. Please clarify the expected timing for the resolution of these tax positions.

Answer: The Company respectfully informs the Staff that it believes it has complied with the disclosure requirements outlined in ASC 740-10-50, as illustrated in ASC 740-10-55-217. In addition, the Company believes it is impracticable to determine when these UTBs may be resolved due to ongoing audits in multiple jurisdictions, some of which may require extension of applicable statute of limitations that are beyond the Company’s control. It is also possible that the ongoing audits by tax authorities may result in increases or decreases to the balance of UTBs. As a result, the Company is unable to predict the timing or conclusion of these audits, or to estimate the amount of changes to the balance of UTBs that are reasonably possible. The Company believes, however, that it has adequately provided for its UTBs for all open tax years in each relevant tax jurisdiction.

The Company has revised its disclosure on page F-39 to explain the difficulty in assessing the specific length of the Statute of Limitations in the various jurisdictions in which audits are ongoing.

Note 24. Commitments and Contingencies, page F-54

51.	Please clarify whether you believe the outcome of current litigation and legal proceedings are expected to have a material adverse effect on your cash flows.

Answer: The Company has revised the disclosure on page F-57 in response to the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-113

52.	Please be advised that if you continue to include a pro forma statement of operations or any other pro forma disclosures after you provide updated financial statements, it appears to us that the adjustments in notes 1(a), 1(b)(1), and (1)(b)(2) are not factually supportable.

Answer: In accordance with Rule 3-05 and Article 11 of Regulation S-X, the Company respectfully informs the Staff that it will no longer include the Unaudited Pro Forma Condensed Consolidated Statements of Operations in Amendment No. 1 or any other amendments to the Registration Statement since the acquisitions have been consolidated in the Company’s audited financial statements for over a year.

Recent Sales of Unregistered Securities, page II-2

53.	On page 67 of the prospectus, you discuss a private placement that occurred on June 16, 2010 through which you issued $500 million of Senior Secured Notes in three series under a Note Purchase Agreement. In this section, please provide the information required by Item 701 of Regulation S-K for the private placement.

Answer: The Company has revised the disclosure on page II-3 in response to the Staff’s comment.

Exhibit Index

54.	Please tell us what consideration you gave to filing the lock-up agreements, referenced on page 138, as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Answer: The Company respectfully advises the Staff that it undertakes to file a form of lock-up agreement as an exhibit to the underwriting agreement sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such exhibit and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibit.

55.	We encourage you to file all exhibits, including your legal opinion and form of underwriting agreement, with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

Ms. Pamela Long
Securities and Exchange Commission
October 22, 2012

Answer: The Company respectfully advises the Staff that the Company undertakes to file all remaining exhibits, including the form of legal opinion and the form of underwriting agreement, sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

*  *  *

If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:	Patricia Armelin, Securities and Exchange Commission
Jessica Dickerson, Securities and Exchange Commission
Anne McConnell, Securities and Exchange Commission
Jules Kaufman, Coty Inc.
Michael Kaplan, Davis Polk & Wardwell LLP